Lexar Media, Inc.
47300 Bayside Parkway
Fremont, CA 94538
August 29, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Russell Mancuso and Alan Morris

Re:	Lexar Media, Inc.
Registration Statement on Form S-3
Filed May 24, 2005
File No. 333-125187
Acceleration Request

Requested Date:	August 30, 2005
Requested Time:	5:00 p.m. Eastern time
Dear Mr. Mancuso and Mr. Morris:
     We hereby request that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare effective the above-captioned registration statement (the “Registration Statement”) at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Fenwick & West LLP, attention of Paul J. Dutton, via facsimile to (650) 938-5200.
     We hereby acknowledge the following:
•	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any actions with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Lexar from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Lexar may not assert the comments of the Staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LEXAR MEDIA, INC.
By:	/s/ Brian T. McGee
Brian T. McGee
Chief Financial Officer